FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated February 3, 2012

MATERIAL FACT

Following the material fact notification dated 24th November 2011 (registration number 153,662) Banco Santander, S.A. hereby announces that the effect of the global result of the exchange offers (which invitation was announced on 15th November) on Grupo Santander’s financial statements has been the generation of a capital gain of approximately 100 million euros, included in the 2011 accounts.

Boadilla del Monte (Madrid), February 3rd, 2012

Banco Santander, S.A.—Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 3, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President